Exhibit 1.01

NEWPORT CORPORATION

CONFLICT MINERALS REPORT

For Calendar Year 2014

This Conflict Minerals Report (the “Report”) has been prepared by Newport Corporation (collectively with our subsidiaries, referred to herein as “Newport,” “we,” “our” and “us”) for the calendar year of 2014 in compliance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”).  In accordance with the Rule, we have evaluated our products and have determined that conflict minerals are necessary to the functionality or production of certain products that we manufactured or contracted to be manufactured during the calendar year of 2014.  Accordingly, we have conducted in good faith a reasonable country of origin inquiry.  Based on the reasonable country of origin inquiry, we have reason to believe that some of our necessary conflict minerals have or may have originated in the Democratic Republic of the Congo or an adjoining country and also have reason to believe that such conflict minerals are not or may not be from recycled or scrap sources. Accordingly, we have undertaken due diligence on the source and chain of custody of such conflict minerals, as described in this Report.  For purposes of our evaluation and this Report, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  Certain other terms used in this Report are defined in Item 1.01(d) of Form SD.

As permitted by Instruction (3) to Item 1.01 of Form SD, this Report excludes information regarding products manufactured or contracted to be manufactured by our subsidiary, V-Gen Ltd., which we acquired on September 29, 2014.

Company and Product Overview

Newport is a global supplier of advanced technology products and systems to a wide range of industries, including scientific research, microelectronics, defense and security, life and health sciences, and industrial markets.  We develop, manufacture and/or sell a broad portfolio of products, including:

•                  lasers and laser technology, including solid-state lasers, ultrafast lasers and laser systems, tunable lasers, fiber lasers, and gas lasers;

•                  optical components and subassemblies, including precision laser optics and opto-mechanical subassemblies, optics and lens assemblies for thermal imaging, thin-film optical filters, and ruled and holographic diffraction gratings;

•                  photonics instruments, systems and components, including optical power and energy meters, light sources, optical detectors and modulators, laser beam profilers, monochromators, spectroscopy instrumentation, laser diode controllers and drivers, and laser diode burn-in and life test systems;

•                  high-precision positioning products and systems;

•                  vibration isolation products and systems; and

•                  three-dimensional non-contact measurement sensors and equipment.

We manufacture and contract to manufacture our products within three operating groups:  our Lasers Group, our Optics Group and our Photonics Group.

Products Containing Necessary Conflict Minerals

We have evaluated our products and have determined that conflict minerals are necessary to the functionality or production of certain products that we manufacture or contract to be manufactured.  Such necessary conflict minerals are contained primarily in certain components of products in the following major product categories:

•                  Products containing electronic components, including lasers and laser systems; photonics instrumentation; laser diode burn-in and life test systems; positioning systems; and measurement equipment — for example, tantalum is used in capacitors, tin is used in solder, gold is used in cable assembly connectors, and tungsten is used in photodiodes, which are contained in certain of the electronic components of such products.

•                  Optical components — for example, gold and tantalum are used in the coatings of certain mirrors, gratings and filters.

•                  Opto-mechanical components — for example, tin is used in fasteners contained in mounts and positioners.

In addition, necessary conflict minerals are contained in our integrated systems, which incorporate products from some or all of the foregoing product categories.

Reasonable Country of Origin Inquiry and Determination

Newport’s product offering is broad and complex, consisting of over 15,000 products, with a substantial number of our products containing numerous materials and components procured from third-party suppliers.  In most cases, our suppliers of materials and components containing conflict minerals are several levels downstream in the supply chain from the smelters or refiners of such minerals.  As such, in determining the country of origin of conflict minerals contained in our products, we rely heavily on our suppliers to provide us with information about the source of conflict minerals contained in the materials and components supplied to us, and our direct suppliers are similarly reliant on information provided to them by their suppliers.

In connection with our reasonable country of origin inquiry relating to conflict minerals that are necessary to the functionality or production of products that we manufactured or contracted to be manufactured during the calendar year of 2014 (the “RCOI”), during 2014 and 2015 to date, we have conducted a process in which we have sent written requests for information to suppliers that provide materials and components for our products.  Based on our internal evaluation of our products and associated supply chain, we have focused our requests and follow-up inquiries on those suppliers who supply materials and components that we know contain, or that we believe may contain, conflict minerals.  Such requests for information and related inquiries are designed to determine, among other things: (1) which materials and components do, in fact, contain conflict minerals that are necessary to the functionality or production of our products and/or such materials or components; (2) whether any necessary conflict minerals originate in the Democratic Republic of the Congo (“DRC”) or an adjoining country, as defined in paragraph (d)(1) of Item 1.01 of Form SD; (3) whether the necessary conflict minerals are derived from recycled or scrap sources; (4) the name and location of the facilities where the necessary conflict minerals were processed; and (5) the country of origin inquiries and due diligence measures that have been undertaken by our suppliers related to conflict minerals.

We utilize the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”) as our primary method for collecting this information from our suppliers.  In connection with the RCOI, we have sent written requests for information, along with a copy of the CMRT for completion, to a total of approximately 1,180 suppliers.  To date, we have received responses from approximately 85% of such suppliers.  In most cases, suppliers have returned a CMRT that has been completed in whole or in part; however, in some cases, suppliers have provided all or a portion of the requested information in another format.  We have sent follow-up inquiries to suppliers who have failed to respond to our requests or who have provided incomplete or inconsistent responses.

Based on the RCOI, we have determined that the necessary conflict minerals contained in many of our products did not originate in the DRC or an adjoining country; however, the necessary conflict minerals contained in certain of our products have originated in the DRC or an adjoining country and are not from recycled or scrap sources, or we have reason to believe that they may have originated in the DRC or an adjoining country and may not be from recycled or scrap sources.  Accordingly, we have undertaken, and we will continue to undertake, due diligence to determine the country of origin and/or the source and chain of custody of such conflict minerals.

Due Diligence on the Source and Chain of Custody of Conflict Minerals

During 2013, we began to implement certain processes for supply chain due diligence, particularly relating to conflict minerals, and we have implemented additional processes throughout 2014 and 2015 to date.  In designing such processes, we are following the framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements (the “Due Diligence Guidance”).  The Due Diligence Guidance provides a five-step framework for risk-based due diligence in the mineral supply chain, as follows: (1) establish strong company management systems; (2) identify and assess risk in the supply chain; (3) design and implement a strategy to respond to identified risks; (4) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and (5) report on supply chain due diligence.  A summary of the due diligence efforts that we have undertaken within this framework is set forth below.  We intend to continue to enhance such due diligence measures in conformity with the Due Diligence Guidance.

Step 1: Establish Strong Company Management Systems

Conflict Minerals Policy

Newport has adopted a policy related to the sourcing of conflict minerals, which is available on our website at www.newport.com/conflictminerals (the “Conflict Minerals Policy”).  Our Conflict Minerals Policy has been communicated to our global management team and employees working in relevant areas of our operations, and to all of our suppliers who supply materials or components that we know contain, or that we believe may contain, conflict minerals.

Internal Management System

Our senior management team recognizes the importance of having an internal management system to support supply chain due diligence and is committed to ensuring the availability of resources required to support the establishment, operation and monitoring of due diligence processes necessary to determine the source and chain of custody of conflict minerals in our supply chain.

We have appointed a Director of Strategic Sourcing, who has been given authority and responsibility to oversee our due diligence relating to conflict minerals.  In addition, members of our management and employee teams in key areas across all of our business groups, including strategic sourcing and purchasing, product engineering, and product management and marketing, have been designated to assist in establishing and conducting such due diligence processes.  Our strategic sourcing, purchasing and other relevant employee teams have participated in internal training on our supply chain inquiry and due diligence processes, as well as related supply chain management issues, such as supplier qualification, auditing and contracting and alternate sourcing initiatives.

Engagement with Suppliers

We have identified those of our suppliers from which we require information and assistance to support our conflict minerals due diligence efforts.  We have long-term relationships with many of these suppliers.  In connection with our RCOI, we have communicated with our suppliers to inform them of our Conflict Minerals Policy, to educate them on the conflict minerals due diligence requirements and to obtain their assistance in complying with such requirements.

Our Supplier Code of Conduct, which is available at www.newport.com/suppliercodeofconduct, and our terms and conditions of purchase and other contracts with suppliers require that our suppliers: (i) adopt policies that reasonably assure that any conflict minerals contained in the products they manufacture and supply to Newport do not directly or indirectly finance or benefit armed groups that are perpetrators of human rights abuses in the DRC or an adjoining country; (ii) take reasonable steps to determine the country of origin and exercise due diligence on the source and chain of custody of such conflict minerals; (iii) provide Newport with complete and accurate information regarding such conflict minerals in a timely manner upon our request; and (iv) if required by Newport as part of our specifications for any products, ensure that any conflict minerals contained in such products are sourced only from “conflict-free” smelters and refiners.  Suppliers must adhere to our Supplier Code of Conduct and our Conflict Minerals Policy as a condition to becoming and remaining an approved and qualified supplier of Newport.

For certain products, such as lasers and laser systems, we have incorporated additional requirements into our supplier qualification and quality review processes to more specifically address conflict minerals.  As we continue to enhance our due diligence processes, we plan to incorporate similar requirements across all relevant product groups and to expand our supplier communication and training activities.  We intend to take these steps in order to ensure that our suppliers are committed to supporting our policies and due diligence processes, to improve the availability and accuracy of information pertaining to minerals in our supply chain, and to improve our risk mitigation efforts.

Step 2: Identify and Assess Risks in the Supply Chain

To identify and assess risks in our supply chain, we have taken steps to identify the smelters and refiners in our supply chain and to determine the status of such smelters and refiners through the Conflict-Free Smelter Program (“CFSP”).

Identification of Smelters and Refiners

As a downstream company in the supply chain, it is difficult for us to identify the upstream smelters and refiners of minerals used in our products, many of which are several levels upstream from us in the supply chain.  However, we have taken steps to identify smelters and refiners through communications with our direct suppliers and information available through the CFSI and the CFSP.  In connection with our RCOI, we have requested that our direct suppliers provide information regarding the smelters and refiners that processed the conflict minerals contained in the materials and components supplied to Newport by completing the Smelter List that is a part of the CMRT.  In certain cases, we have received from our direct suppliers information regarding other upstream companies in the supply chain, which we have used to conduct our own research as to the origin of conflict minerals, by contacting such upstream companies directly and/or utilizing information made available publicly by such companies or through other industry resources.

Verification of Smelter/Refiner Status

Utilizing the smelter/refiner information that we have received directly or through our suppliers, we have cross checked such information through the CFSP to confirm whether such smelters or refiners have been validated as being compliant with the relevant CFSP assessment protocols.  If a smelter or refiner is designated as CFSP-compliant, we rely on such designation in making determinations as to whether our products containing conflict minerals processed by such smelter or refiner are DRC conflict free.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

To evaluate and respond to the risks that we have identified in our supply chain, we have implemented certain risk management processes, as summarized below.

Reporting on Risks

Designated members of our senior management team receive periodic reports from our Director of Strategic Sourcing regarding the status of our supplier inquiries and other due diligence activities, as well as the potential risks relating to the origin of the conflict minerals contained in our products.

Follow-up Efforts

The risks identified to date through our supplier inquiries and other activities arise primarily from the lack of sufficient information as to the country of origin and/or the source and chain of custody, as well as the challenges that we and our suppliers face in obtaining such information from upstream companies in our supply chain.  At this time, we are responding to these risks by continuing our efforts to obtain the necessary information from our existing suppliers and other upstream companies in our supply chain.  We have made and are continuing to make periodic requests for updates from our suppliers to monitor the progress of their due diligence activities.

Alternate Suppliers

In an effort to mitigate risks relating to the origin of conflict minerals, we have communicated to suppliers our expectation that they move toward conflict-free sourcing, and we have imposed new requirements on our suppliers as a condition to doing business with Newport, as described under the heading “Engagement with Suppliers” beginning on page 4.  In certain cases in which our current suppliers have failed to comply with our requests and requirements, we have initiated steps to qualify alternate suppliers and to cease business with such current suppliers.  We will continue to qualify alternate suppliers to mitigate risks related to conflict minerals, where deemed appropriate and feasible.  In qualifying new suppliers, we intend to engage with reputable companies that have committed to procure necessary conflict minerals from CFSP-compliant sources and/or that we believe have the ability to effectively mitigate risks relating to the origin of the conflict minerals.

Recordkeeping

We have established an internal system to track all information that we have received regarding the source of conflict minerals and the status of smelters and refiners in our supply chain.  As we continue to enhance our due diligence program, we intend to implement a database that is integrated with our global information systems to improve the maintenance, monitoring and accessibility of such information across our company.

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence

Newport does not have a direct relationship with smelters or refiners of conflict minerals.  In our review and verification of information received from our suppliers regarding the smelters and refiners that have processed conflict minerals that may be contained in our products, we rely upon information available through the CFSP, which uses an independent third-party audit to identify smelters and refiners that have systems in place to ensure conflict-free sourcing.

Step 5: Report on Supply Chain Due Diligence

We have complied, and will continue to comply, with the annual reporting requirements under the Rule.  We have prepared this Conflict Minerals Report, which is being filed as an exhibit to our Form SD for the reporting period of January 1, 2014 to December 31, 2014.  This Conflict Minerals Report is also being made available on our website at www.newport.com/conflictminerals.

Status of Products

DRC Undeterminable Products

Despite our due diligence efforts to date, for certain of the products described in each of the categories under the heading “Products Containing Necessary Conflict Minerals” beginning on page 2 of this Report, we do not have sufficient information to determine with certainty whether such products are DRC conflict free, and as such we deem those products to be DRC conflict undeterminable.  In many cases, the country of origin of the necessary conflict minerals contained in such products, and the facilities used to process such necessary conflict minerals, remain unknown to us despite our ongoing due diligence efforts.

In certain cases, based on information received from our suppliers, we have determined that necessary conflict minerals originate in the DRC or an adjoining country, but we have not been able to determine the mine or location of origin of such conflict minerals.  For example, one supplier of printed circuit board assemblies and one supplier of power supply assemblies that are contained in many of our products, such as laser systems, laser diode burn-in and life test systems, power meters and controllers, have informed us that the tantalum used to manufacture the capacitors contained in such assemblies (which they purchase from third-party suppliers) originates in the DRC or an adjoining country.  As another example, three of our suppliers of photodiodes, which are incorporated into our lasers and laser systems, have informed us that the tungsten used in such photodiodes originates in the DRC or an adjoining country.  However, such suppliers have communicated to us that they have not been able to determine whether the smelters that have processed such conflict minerals are conflict-free smelters and that they have not been able to otherwise determine the source and chain of custody of such conflict minerals.

Facilities Used to Process Conflict Minerals

Attachment A to this Report sets forth a list of the smelters/refiners that our suppliers have identified as having processed conflict minerals contained in products supplied by such suppliers and that we have not yet verified to be conflict-free smelters/refiners.  The countries of origin of the conflict minerals processed by such smelters/refiners are unknown.

The conflict minerals processed by the smelters/refiners listed in Attachment A may be contained in our products that are deemed DRC conflict undeterminable.  However, because most of our suppliers have provided their responses on the CMRT at a company level (rather than with respect to the specific components actually supplied to Newport), and because some of our suppliers have identified both CFSP-compliant smelters/refiners and unverified smelters/refiners as having processed conflict minerals contained in their products, we do not know with certainty whether the smelters/refiners listed in Attachment A actually processed the conflict minerals that are contained in our DRC conflict undeterminable products.  Furthermore, some of our suppliers have indicated that some, but not all, of the conflict minerals contained in their products come from recycled or scrap sources.  As such, we lack sufficient information to determine with certainty whether certain of our products contain conflict minerals that come from recycled or scrap sources.

Ongoing Due Diligence Regarding Source of Conflict Minerals

Newport and our suppliers continue to investigate the country of origin and/or the source and chain of custody of conflict minerals contained in our products.  Our efforts include follow-up discussions with our direct suppliers, and in some cases with their suppliers, regarding the status of their investigations.  We also continue to monitor information available through the CFSP to determine if the smelters known to us to supply the conflict minerals contained in our products have been validated as compliant in accordance with the CFSP.

Continuing Enhancements to Due Diligence and Risk Mitigation Efforts

We will continue to implement additional processes to enhance our due diligence and risk mitigation efforts pertaining to conflict minerals in our supply chain, in a manner consistent with the framework set forth in the Due Diligence Guidance.  The steps that we are taking and/or intend to take include:

•                  Enhancing the structure of our internal management systems in support of our supply chain due diligence program;

•                  Improving our supplier communication and training programs and working with our suppliers to ensure their understanding of and commitment to our Conflict Minerals Policy, to improve the completeness and accuracy of conflict minerals information furnished to us, and to obtain greater support of our due diligence program;

•                  Expanding our supplier qualification, review and auditing procedures and contractual requirements;

•                  Encouraging and working with key suppliers to continuously move toward conflict-free sourcing;

•                  Expanding our recordkeeping capabilities to improve the maintenance, monitoring and accessibility of supply chain information across our company; and

•                  Participating in industry-wide information sharing initiatives to assist in identifying smelters in our supply chain and in verifying and monitoring their status with respect to the sourcing of conflict minerals.

Audit of Report

As permitted by paragraph (c)(1)(iv) of Item 1.01 of Form SD, because certain of our products are DRC conflict undeterminable, we have not obtained an independent private sector audit of this Report for the calendar year 2014.

Attachment A

Below is a list of the smelters/refiners that Newport’s suppliers have identified as having processed conflict minerals and that we have not yet verified to be conflict-free smelters/refiners.  See additional information under the heading “Facilities Used to Process Conflict Minerals” on page 6 of this Report.

Conflict Mineral	Smelter/Refiner Name	Smelter/Refiner Country
Gold	Academy Precious Metals (China) Co. Ltd.	China
Gold	Advanced Chemical Company	United States
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan
Gold	Bauer Walser AG	Germany
Gold	China National Gold Group Corporation	China
Gold	Chugai Mining	Japan
Gold	Colt Refining	United States
Gold	Daejin Indus Co. Ltd	Korea, Republic Of
Gold	Daye Non-Ferrous Metals Mining Ltd.	China
Gold	FSE Novosibirsk Refinery	Russian Federation
Gold	Guangdong Jinding Gold Limited	China
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China
Gold	Harima Smelter	Japan
Gold	Hunan Chenzhou Mining Group Co., Ltd.	China
Gold	Jinfeng Gold Mine Smelter	China
Gold	KGHM Polska Miedź Spółka Akcyjna	Poland
Gold	Kyrgyzaltyn JSC	Kyrgyzstan
Gold	Lingbao Gold Company Limited	China
Gold	Lingbao Jinyuan Tonghui Refinery Co. Ltd.	China
Gold	Luoyang Zijin Yinhui Metal Smelt Co Ltd.	China
Gold	Metalor Technologies (Suzhou) Ltd.	China
Gold	Moscow Special Alloys Processing Plant	Russian Federation
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan
Gold	OJSC Kolyma Refinery	Russian Federation
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation
Gold	Sabin Metal Corp.	United States
Gold	Shandong Tarzan Bio-Gold Industry Co., Ltd.	China
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	China
Gold	So Accurate Group, Inc.	United States
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation
Gold	The Great Wall Gold and Silver Refinery of China	China
Gold	The Hutti Gold Company	India
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China
Gold	Yokohama Metal Co Ltd	Japan
Gold	Zhongkuang Gold Industry Co., Ltd.	China
Tantalum	Gannon & Scott	United States
Tantalum	Global Advanced Metals	United States
Tantalum	Plansee	Austria
Tantalum	Shanghai Jiangxi Metals Co. Ltd.	China
Tantalum	Talley Metals	United States
Tin	China Tin Group Co., Ltd.	China

A-1

Conflict Mineral	Smelter/Refiner Name	Smelter/Refiner Country
Tin	CNMC (Guangxi) PGMA Co. Ltd.	China
Tin	CV JusTindo	Indonesia
Tin	CV Makmur Jaya	Indonesia
Tin	CV Nurjanah	Indonesia
Tin	CV Serumpun Sebalai	Indonesia
Tin	CV Venus Inti Perkasa	Indonesia
Tin	Estanho de Rondônia S.A.	Brazil
Tin	Feinhütte Halsbrücke GmbH	Germany
Tin	Gejiu Jinye Mineral Co., Ltd.	China
Tin	Gejiu Kai Meng Industry and Trade LLC	China
Tin	Gejiu Yunxin Nonferrous Electrolysis Ltd.	China
Tin	Huichang Jinshunda Tin Co. Ltd.	China
Tin	Linwu Xianggui Smelter Co.	China
Tin	Metallo Chimique	Belgium
Tin	Minmetals Ganzhou Tin Co. Ltd.	China
Tin	Nankang Nanshan Tin Manufactory Ltd.	China
Tin	Nghe Tinh Non-Ferrous Metal	Viet Nam
Tin	PT Babel Surya Alam Lestari	Indonesia
Tin	PT Bangka Timah Utama Sejahtera	Indonesia
Tin	PT BilliTin Makmur Lestari	Indonesia
Tin	PT Fang Di MulTindo	Indonesia
Tin	PT Hanjaya Perkasa Metals	Indonesia
Tin	PT HP Metals Indonesia	Indonesia
Tin	PT Karimun Mining	Indonesia
Tin	PT Koba Tin	Indonesia
Tin	PT Pelat Timah Nusantara Tbk	Indonesia
Tin	PT Rajwa International	Indonesia
Tin	PT Singkep Times Utama	Indonesia
Tin	PT Supra Sukses Trinusa	Indonesia
Tin	PT Tirus Putra Mandiri	Indonesia
Tin	PT Yinchendo Mining Industry	Indonesia
Tin	VQB Mineral and Trading Group JSC	Vietnam
Tungsten	Dayu Jincheng Tungsten Industry Co., Ltd.	China
Tungsten	Dayu Weiliang Tungsten Co., Ltd.	China
Tungsten	Ganzhou Haichuang Tungsten Industry Co., Ltd.	China
Tungsten	HC Starck GmbH	Germany
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Tungsten	Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	China
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tungsten	Kennemetal Inc	United States
Tungsten	NingHua XingLuoKeng TungSten Mining Co., Ltd.	China
Tungsten	Sumitomo Metal Mining Co. Ltd.	Japan
Tungsten	TaeguTec	Korea, Republic Of
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam
Tungsten	Wolfram Company CJSC	Russian Federation

A-2